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                          [LOGO OF CLARENT GOES HERE]
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                                            Filed by Clarent Corporation
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 of the
                                            Securities Exchange Act of 1934
                                            Subject Company:  ACT Networks, Inc.

                                            Commission File No. 0-25740
--------------------------------------------------------------------------------


Final - For Immediate Release

        Contacts:
        Clarent Corporation       Morgen-Walke Assoc.
        Amy Wright                Jason Golz, Quynh Nguyen
        650-481-1743              Investor Relations
        amy@clarent.com           415-296-7383
        ---------------

        ACT Networks              Morgen-Walke Assoc.
        Robert J. Faulk           Ty George
        818-871-6562              Investor Relations
        rfaulk@actnetworks.com    415-296-7383
        ----------------------


           Clarent Announces Acquisition Agreement with ACT Networks

    Combined Company to Offer Broad Suite of Intelligent Converged Telephony
                                    Products

REDWOOD CITY and CALABASAS, Calif.-May 1, 2000- Clarent(TM) Corporation (Nasdaq:
CLRN), a worldwide leader in providing carrier-grade, phone-to-phone Internet Protocol (IP) telephony solutions, today announced the signing of a definitive agreement to acquire ACT
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Clarent Announces Acquisition Agreement with ACT Networks
                                                                          Page 2

Networks, Inc. (Nasdaq: ANET). ACT Networks is a leading provider of multi-service access and voice/data integration products that enable the convergence of voice, video and data onto one managed network.

     Under the terms of the agreement, each outstanding share of ACT Networks will be exchanged for 0.2546 of a share of Clarent Common Stock. The exchange ratio will be subject to a `collar' providing a maximum and minimum value of Clarent Common Stock to be exchanged for each share of ACT Networks at Closing of $18.00 and $14.00, respectively. Based on Clarent's closing price on Monday, May 1st, 2000 the company will issue approximately $189 million of stock for the outstanding shares of ACT in addition to assuming ACT Networks' outstanding stock options.

     The acquisition has been approved by the boards of directors of both companies and is expected to close in the third quarter of 2000. This transaction is subject to various closing conditions, including approval by ACT Networks' stockholders and termination of the necessary waiting period under the Hart-Scott-Rodino Act.

     "Both Clarent and ACT Networks have pursued this transaction because of the strong belief that synergies exist between our firms' products and business
strategies" stated Jerry Chang, CEO and President, Clarent Corporation.   "We
believe that integration of our product solutions will help service providers and their enterprise customers migrate to and build more scalable, cost-effective, end-to-end IP telephony networks. Overall, we believe this business combination allows Clarent to continue to enhance our leadership position in the service provider market."

     "We believe that both companies have demonstrated leadership and strong customer momentum in the marketplace," said ACT CEO and President Andre de Fusco. "We expect that our channel, service provider and large enterprise partners will look to the combined company as the leading supplier of full-featured IP-based convergent network solutions. By offering a broad portfolio of voice and data access equipment, fully integrated command and control software, and state-of-the-art value-added services, we have the further opportunity to bridge the gap between in-place legacy voice and data networking systems, and the next generation IP-based service deployment infrastructure."
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Clarent Announces Acquisition Agreement with ACT Networks
                                                                          Page 3

     Clarent is acquiring ACT to expand its product portfolio to include a comprehensive suite of data networking service access equipment, to increase product options available to its service provider customer base, to enhance its development capabilities, and to blend Clarent's current predominantly direct sales model with ACT's channel driven distribution strategy.

     ACT Networks is expected to become a wholly-owned subsidiary and will continue to be headquartered in Calabasas, CA. Andre de Fusco, 42, President and CEO of ACT Networks, will join Clarent's management team as President of the ACT Networks Division.

     Thomas Weisel Partners served as financial advisor to Clarent in this transaction. ACT was represented by Dain Rauscher Wessels.





Forward-Looking Statements
---------------------------

     This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Clarent and ACT Networks, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by each company with the Securities and Exchange Commission.



Additional Information and Where to Find It
-------------------------------------------
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Clarent Announces Acquisition Agreement with ACT Networks
                                                                          Page 4

     Clarent plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Clarent and ACT Networks expect to mail a Proxy Statement/Prospectus to stockholders of ACT Networks containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Clarent, ACT Networks, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Clarent by mail to Clarent Corporation, 700 Chesapeake Drive, Redwood City, California, 94063, Attention: Investor Relations, telephone: (650) 817-3999.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Clarent and ACT Networks file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Clarent or ACT Networks at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Clarent's and ACT Networks' filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Merger.
----------------------------------------------------------------------

     ACT Networks will be, and certain other persons named below may be, soliciting proxies from ACT Networks stockholders in favor of the adoption of the merger agreement. The directors and executive officers of ACT Networks and the directors and executive officers of Clarent may be deemed to be participants in ACT Networks' solicitation of proxies.

The following are the directors and executive officers of ACT Networks:

Name                                     Position
----                                     --------
Andre de Fusco               President, Chief Executive Officer, and Director
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Clarent Announces Acquisition Agreement with Act Networks
                                                                          Page 5

William W. Ambrose           Director
Archibald J. McGill          Director
Frederick W. Gluck           Director
Robert Musslewhite           Director
Dave Weisman                 Vice President, Marketing
Alain Gravel                 Vice President, Engineering
Robert J. Faulk              Chief Financial Officer and Vice President, Finance
Eric Grubel                  Vice President, Worldwide Sales
Ramin Sadr                   Chief Technology Officer


The following are the directors and executive officers of Clarent:

Name                                Position
----                                --------
Jerry Shaw-Yau Chang       Chief Executive Officer, President and Director
Michael F. Vargo           Senior Vice President, Chief Technology Officer and
                           Director
William R. Pape            Director
Wen Chang Ko               Director
Syaru Shirley Lin          Director
Richard J. Heaps           Chief Operating Officer, Chief Financial Officer,
                           General Counsel and Secretary
Mark E. McIlvane           Senior Vice President, Worldwide Sales
Heidi H. Bersin            Senior Vice President, Corporate Marketing and
                           Communications
Mong Hong (Mahan) Wu       Senior Vice President and General Manager, Asia
                           Pacific
Peter K. Bohacek           Senior Vice President, Business Development and
                           Product Marketing


  The directors and executive officers of ACT Networks have interests in the merger, some of which may differ from, or may be in addition to, those of ACT Networks' stockholders generally. Those interests include:

* in connection with the merger, Andre de Fusco, Alain Gravel, and certain key engineers have entered or will enter into employment and noncompetition agreements with Clarent;

* certain of the directors and executive officers of ACT Networks may own options to purchase shares of ACT Networks common stock which will become vested and exercisable in connection with the merger;
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Clarent Announces Acquisition Agreement with ACT Networks
                                                                          Page 6

* certain of the directors and executive officers of ACT Networks are covered by severance plans that are triggered in connection with the merger; and

* Clarent has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of ACT Networks following the merger.


About Clarent Corporation
--------------------------

     Clarent Corporation is a premier provider of scalable, IP telephony products to carriers and Internet service providers around the world. Clarent's intelligent architecture and the Clarent Command Center enable Clarent products to route, manage, inter-connect and terminate high volumes of calls for service provider customers including the world's largest long distance telecommunication companies. According to an iLocus report published in 1999, more minutes travel across Clarent-enabled networks worldwide than those of any other equipment supplier.*

     Founded in July 1996, Clarent is headquartered in Redwood City and has offices in major cities in Asia, Europe, Latin America and North America. Additional information about Clarent is available at www.clarent.com.


About ACT Networks
------------------

     ACT Networks develops, manufactures, and markets multi-service access products that enable the convergence of voice, video, and data onto one managed network. Service providers and enterprise customers use ACT Networks' products to build converged networks that are bandwidth efficient, cost-effective and easy to manage. ACT Networks' award-winning NetPerformer(R) and ServiceXchange(R) product lines incorporate its unique PowerCell(TM) Technology, which includes advanced voice and data compression algorithms, enhanced switching and traffic management, and state-of-the-art telephony integration technologies to serve enterprise and global carrier customers of all types. For more information about ACT Networks, headquartered in Calabasas, CA, visit its corporate web site at http://www.actnetworks.com.

                                      ###

Note to Editors: Clarent is a registered trademark of Clarent Corporation in the United States and other jurisdictions. All other company or product names mentioned may be trademarks or registered trademarks of the respective companies with which they are associated.
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Clarent Announces Acquisition Agreement with ACT Networks
                                                                          Page 7

* "IP Telephony Clearinghouses - A New Business Model." Published November
1999 by iLocus. iLocus, a division of Cape Saffron Ltd., is a UK-based research group focused on the IP telephony industry. http://www.ilocus.com

ACT Networks and NetPerformer are registered trademarks and ServiceXchange and PowerCell are trademarks of ACT Networks.